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                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 20, 2000


                      AN OPEN LETTER FROM SMITHFIELD FOODS


To Farming Communities Across the Midwest:

As you know, shareholders of IBP, Inc. -- and indeed, farming communities across the country -- are faced with a choice between a highly-leveraged, privately-held IBP, or a combined Smithfield-IBP.

I can appreciate that this doesn't sound like much of a choice to many of you, but I think when you understand the facts you'll see why we believe our proposal is better for farming communities across the region.

Under the management buyout plan, IBP would have a debt load of almost $3 billion, including approximately $1 billion in high-yield junk bonds. With that kind of debt, IBP would have little if any margin for error in the event of an economic downturn or market volatility. Further, a post-buyout IBP would be controlled by Wall Street investors with little long-term commitment to our industry or way of life. And as a privately-held company, IBP would not have the same level of accountability that is required of a public company.

By contrast, a combined Smithfield-IBP would have a strong balance sheet, a diversified product line, and a deep and abiding commitment to our industry. This isn't just talk. My family has been in this business for three generations. We understand the independent farmer. We take great pride in the fact that Smithfield Foods today works in productive partnership with over 1700 independent farms. And as the world's largest hog producer, we have a clear common interest with other hog producers in ensuring that hog farming remains a viable economic enterprise.

For all that, we know that some folks have concerns about a merger of Smithfield and IBP, and we're prepared to address those concerns, even to the point of selling certain processing plants in the Midwest if that is what is required. All we are asking is that we be allowed to broaden our product offerings so that we can better compete with the likes of industry giants Conagra and Cargill, and better serve the demands of consolidating food retailers and food service companies



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We have a lot of respect for the people of IBP. Where we differ is on how best to create value for shareholders and where to draw the line between the risks a company is willing to take upon itself and the risks it is willing to place upon the people it's meant to serve.

We hope that IBP's board will conclude that our offer is indeed superior for all concerned and will work with us to create a company that will be a strong and committed partner to farming communities across the Midwest for years to come.


Respectfully,

Joe Luter
Chairman and CEO
Smithfield Foods, Inc.



This letter may contain "forward-looking" information within the meaning of the federal securities laws. The forward-looking information may include statements concerning Smithfield's or IBP's outlook for the future, the ability to realize estimated synergies, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. The following factors, among others, could cause actual results to differ materially from those expressed in, or implied by, the statements: the risks that Smithfield's and IBP's businesses will not be integrated successfully, the risk that Smithfield and IBP will not realize estimated synergies, costs relating to the proposed transaction, the availability and prices of live hogs, live cattle, raw materials and supplies, product pricing, the competitive environment and related market conditions, operating efficiencies, access to capital, actions of domestic and foreign governments and other factors discussed in Smithfield's and IBP's respective filings with the SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.